Exhibit 2

Fourth Quarter Results 2022

Crédit Agricole Building, Nimes, France

Built with Vertua Concrete, part of our Vertua family of sustainable products

Stock Listing Information	Investor Relations

NYSE (ADS)	In the United States:

Ticker: CX	+ 1 877 7CX NYSE

Mexican Stock Exchange	In Mexico:

Ticker: CEMEXCPO	+ 52 (81) 8888 4292

Ratio of CEMEXCPO to CX = 10:1	E-Mail: ir@cemex.com

Operating and financial highlights

	January - December				Fourth Quarter
				l-t-l				l-t-l
	2022	2021	% var	% var	2022	2021	% var	% var
Consolidated cement volume	63,376	66,970	(5%)		15,569	16,500	(6%)
Consolidated ready-mix volume	50,141	49,239	2%		12,107	12,542	(3%)
Consolidated aggregates volume	139,210	136,995	2%		33,654	34,769	(3%)

Net sales	15,577	14,379	8%	12%	3,869	3,573	8%	12%
Gross profit	4,822	4,636	4%	7%	1,208	1,080	12%	13%
as % of net sales	31.0%	32.2%	(1.2pp )		31.2%	30.2%	1.0pp
Operating earnings before other income and expenses, net	1,561	1,718	(9%)	(8%)	361	361	(0%)	(1%)
as % of net sales	10.0%	12.0%	(2.0pp )		9.3%	10.1%	(0.8pp )
SG&A expenses as % of net sales	8.0%	7.6%	0.4pp		8.5%	7.9%	0.6pp
Controlling interest net income (loss)	858	753	14%		(99)	195	N/A
Operating EBITDA	2,681	2,839	(6%)	(3%)	630	644	(2%)	(1%)
as % of net sales	17.2%	19.7%	(2.5pp )		16.3%	18.0%	(1.7pp )

Free cash flow after maintenance capital expenditures	553	1,101	(50%)		391	332	18%
Free cash flow	78	722	(89%)		201	227	(12%)

Total debt	8,147	8,555	(5%)		8,147	8,555	(5%)
Earnings (loss) of continuing operations per ADS	0.36	0.53	(32%)		(0.12)	0.16	N/A
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.36	0.53	(32%)		(0.12)	0.16	N/A
Average ADSs outstanding	1,478	1,495	(1%)		1,475	1,495	(1%)
Employees	43,535	45,972	(5%)		43,535	45,972	(5%)

This information does not include discontinued operations. Please see page 14 of this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the fourth quarter of 2022 reached US$3.9 billion, an increase of 12% on a like-to-like basis, compared to the fourth quarter of 2021. Higher prices in local currency terms in all our regions were the main driver of our top line growth.

Cost of sales, as a percentage of net sales, decreased by 1.0pp to 68.8% during the fourth quarter of 2022, from 69.8% in the same period last year, as pricing strategy for our products catches up to cost inflation.

Operating expenses, as a percentage of net sales, increased by 1.8pp to 21.9% during the fourth quarter of 2022 compared with the same period last year, mainly due to higher logistic and distribution expenses.

Operating EBITDA in the fourth quarter of 2022 reached US$630 million, decreasing 1% on a like-to-like basis. EBITDA was higher in in three of our four regions, with the US and Europe growing double digit and high single digit, respectively.

Operating EBITDA margin decreased by 1.7pp from 18.0% in the fourth quarter of 2021 to 16.3% this quarter. While EBITDA margin declined, the contraction was the lowest of the year,

Controlling interest net income (loss) resulted in a loss of US$99 million in the fourth quarter of 2022 versus a gain of US$195 million in the same quarter of 2021. The loss primarily reflects a non-cash impairment of goodwill and fixed assets of ~US$390 million. The write-down primarily affects assets in the US and Spain, and results from global high inflationary environment and increasing interest rates.

2022 Fourth Quarter Results	Page 2

Operating results

Mexico

	January – December				Fourth Quarter
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	3,842	3,466	11%	9%	1,016	841	21%	13%
Operating EBITDA	1,133	1,163	(3%)	(5%)	271	243	11%	4%
Operating EBITDA margin	29.5%	33.6%	(4.1pp )		26.7%	28.9%	(2.2pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(8%)	(5%)	10%	9%	4%	4%
Price (USD)	19%	26%	18%	25%	22%	26%
Price (local currency)	16%	19%	15%	18%	19%	18%

In Mexico, quarterly EBITDA grew for the first time in over a year mainly due to our pricing efforts for our products, which are catching up to the sharp rise in inflation we experienced in our business beginning in second quarter, 2022.

With continued inflation pressuring retail demand, bagged cement volumes moderated in fourth quarter, while bulk grew high-single digit. Total gray domestic cement volumes were down 5% in fourth quarter. Ready-mix and aggregates volumes increased 9% and 4%, respectively, reflecting strength in the formal sector.

Demand in the formal sector continued to benefit from nearshoring investments in border states, tourism construction in the peninsulas, and distribution and logistics activity in the central part of the country.

We remain committed to recovering margins and, with that objective, we announced price increases for all our products effective January 1st, 2023.

United States

	January – December				Fourth Quarter
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	5,038	4,355	16%	16%	1,221	1,094	12%	12%
Operating EBITDA	762	762	(0%)	(0%)	202	174	16%	16%
Operating EBITDA margin	15.1%	17.5%	(2.4pp )		16.5%	15.9%	0.6pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	1%	(7%)	0%	(7%)	3%	(6%)
Price (USD)	16%	21%	15%	22%	16%	25%
Price (local currency)	16%	21%	15%	22%	16%	25%

2022 Fourth Quarter Results	Page 3

Operating results

In the United States, our EBITDA grew to a record high reported for a fourth quarter(1), despite bad weather through much of our footprint. EBITDA margin in the quarter expanded for the first time since early 2021, while sequential margin also improved for the second straight quarter, benefiting from higher prices, lower maintenance, and product mix.

Prices for cement, ready-mix, and aggregates grew between 21% and 25% year-over-year, and between 3% and 8% on a sequential basis due to price increases in several markets during the quarter. Cement, ready-mix, and aggregates volumes decreased mid-single digits as a result of difficult weather conditions in many of our markets.

As we aim to recover margins, we implemented price increases for our products in January that reflect the cumulative input cost inflation we have experienced across our portfolio.

Europe, Middle East, Africa and Asia

	January - December				Fourth Quarter
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	4,930	4,825	2%	14%	1,199	1,197	0%	14%
Operating EBITDA	670	676	(1%)	11%	146	165	(12%)	2%
Operating EBITDA margin	13.6%	14.0%	(0.4pp )		12.2%	13.8%	(1.6pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(1%)	(2%)	(1%)	(6%)	(0%)	(5%)
Price (USD)	9%	9%	3%	4%	(1%)	0%
Price (local currency) (*)	23%	27%	13%	16%	10%	13%

In EMEA, sales and EBITDA grew double-digit in 2022. During the fourth quarter, sales continued to show strong growth driven by pricing, while EBITDA growth slowed primarily due to energy costs, declining volumes, and higher maintenance. Pricing remained strong. with sequential increases in our cement and ready-mix, reflecting fourth quarter price increases in several markets.

Europe showed strong cement pricing momentum with a 5% sequential increase and 35% year-over-year increase. EBITDA grew 9% in the fourth quarter largely due to our pricing efforts, while volumes declined as a result of a weaker demand in the region.

During the year, our European operations continued leading the way on Climate Action, achieving a 41% reduction in carbon emissions since 1990. The region is well on its way to achieving the EU emissions reduction target of at least a 55% reduction versus the 1990 baseline by 2030.

In the Philippines, cement volumes declined 5% during the fourth quarter as the country transitions to a new government and macro challenges impact demand. Domestic cement prices were 9% higher for 4Q22, as price increases adjusted to input cost inflation. Sales in the country increased 4% during the quarter, while EBITDA and EBITDA margin decreased by 91% and 10.9pp respectively, mainly due to higher energy costs and maintenance. The expected date of completion of the new line of our Solid Cement Plant is end of 1Q24.

Sequentially, our domestic cement price in the fourth quarter of 2022 saw a slight and temporary downward adjustment, mainly due to discounts and rebates.

Our operations in Egypt and Israel continued to show strong top line and EBITDA growth.

(1)	On a reported basis since 2007
(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Fourth Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - December				Fourth Quarter
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	1,605	1,567	2%	6%	377	391	(4%)	2%
Operating EBITDA	382	421	(9%)	(8%)	84	99	(15%)	(13%)
Operating EBITDA margin	23.8%	26.9%	(3.1pp )		22.4%	25.4%	(3.0pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(7%)	(10%)	11%	5%	5%	2%
Price (USD)	8%	6%	(6%)	(8%)	(0%)	1%
Price (local currency) (*)	12%	12%	2%	6%	9%	17%

In our South, Central America and the Caribbean region, our sales grew 2% mainly driven by a 12% cement price increase in local currency terms.

While informal sector cement volumes declined due to a post-pandemic rebalancing of retail demand. Volumes of bulk cement, ready-mix and aggregates continue to grow, supported by formal sector demand, mainly industrial and residential.

As a result of higher energy costs, together with freight and raw materials costs, EBITDA fell 13% while EBITDA margin declined 3.0 percentage points during the quarter.

In the Dominican Republic, our largest market in SCAC, cement volumes declined 2% in the quarter due to a drop in retail cement demand, partially offset by higher bulk cement demand related to tourism projects. Cement prices increased 21% in local currency terms for the quarter.

In Colombia, cement prices increased 11% in local currency terms and cement volumes improved 2% driven by the social housing segment.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Fourth Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - December			Fourth Quarter
	2022	2021	% var	2022	2021	% var
Operating earnings before other income and expenses, net	1,561	1,718	(9%)	361	361	(0%)
+ Depreciation and operating amortization	1,120	1,120		270	283

Operating EBITDA	2,681	2,839	(6%)	630	644	(2%)
- Net financial expense	529	574		132	123
- Maintenance capital expenditures	888	706		301	333
- Change in working capital	515	137		(307)	(254)
- Taxes paid	197	194		41	40
- Other cash items (net)	6	152		74	88
- Free cash flow discontinued operations	(6)	(25)		(3)	(18)

Free cash flow after maintenance capital expenditures	553	1,101	(50%)	391	332	18%
- Strategic capital expenditures	475	380		191	105

Free cash flow	78	722	(89%)	201	227	(12%)

In millions of U.S. dollars, except percentages.

FCF after maintenance capex for full year 2022 was lower than last year’s mainly due to a higher investment in working capital and maintenance capex. The higher investment in working capital reflects strong revenue growth and the inflationary impact on inventory, as well as the need to run higher inventories to address persistent supply chain issues. As is typical for fourth quarter, we experienced strong free cash flow after maintenance capex conversion, generating close to US$60 million more than the prior year.

Information on debt

				Third Quarter
	Fourth Quarter					Fourth Quarter
	2022	2021	% var	2022		2022	2021
Total debt (1)	8,147	8,555	(5%)	8,188	Currency denomination(3)
Short-term	4%	4%		5%	U.S. dollar	78%	83%
Long-term	96%	96%		95%	Euro	14%	8%
Cash and cash equivalents	495	613	(19%)	397	Mexican peso	4%	4%

Net debt	7,652	7,942	(4%)	7,791	Other	4%	5%

Consolidated net debt (2)	7,620	7,921		7,669	Interest rate(4)

Consolidated leverage ratio (2)	2.84	2.73		2.82	Fixed	71%	90%
Consolidated coverage ratio (2)	6.27	5.99		6.51	Variable	29%	10%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements.
(3)	Information for 2021 includes the effect of our EUR-USD cross-currency swap, which was fully unwound during 4Q22.
(4)	Includes the effect of our interest rate derivatives, as applicable.

2022 Fourth Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - December				Fourth Quarter
				like-to-like				like-to-like
	2022	2021	% var	% var	2022	2021	% var	% var
STATEMENT OF OPERATIONS
Net sales	15,576,819	14,378,620	8%	12%	3,868,517	3,572,662	8%	12%
Cost of sales	(10,754,908)	(9,742,903)	(10%)		(2,660,572)	(2,492,442)	(7%)

Gross profit	4,821,911	4,635,717	4%	7%	1,207,945	1,080,220	12%	13%
Operating expenses	(3,261,376)	(2,917,261)	(12%)		(847,045)	(718,803)	(18%)

Operating earnings before other income and expenses, net	1,560,535	1,718,456	(9%)	(8%)	360,901	361,416	(0%)	(1%)
Other expenses, net	(467,275)	(82,423)	(467%)		(460,997)	(74,476)	(519%)

Operating earnings	1,093,260	1,636,033	(33%)		(100,097)	286,941	N/A
Financial expense	(401,387)	(658,178)	39%		(136,408)	(134,774)	(1%)
Other financial income (expense), net	47,218	(76,892)	N/A		115,946	(8,003)	N/A
Financial income	26,697	21,580	24%		14,302	10,269	39%
Results from financial instruments, net	4,808	(5,106)	N/A		3,651	(2,891)	N/A
Foreign exchange results	72,899	(35,351)	N/A		110,774	(1,972)	N/A
Effects of net present value on assets and liabilities and others, net	(57,186)	(58,016)	1%		(12,782)	(13,409)	5%
Equity in gain (loss) of associates	30,900	53,923	(43%)		(15,432)	16,153	N/A

Income (loss) before income tax	769,991	954,886	(19%)		(135,991)	160,316	N/A
Income tax	(209,065)	(137,068)	(53%)		(37,992)	89,181	N/A

Profit (loss) of continuing operations	560,926	817,818	(31%)		(173,983)	249,498	N/A
Discontinued operations	323,605	(39,373)	N/A		71,478	(45,248)	N/A

Consolidated net income (loss)	884,530	778,445	14%		(102,504)	204,250	N/A
Non-controlling interest net income (loss)	26,173	25,331	3%		(3,364)	9,445	N/A

Controlling interest net income (loss)	858,357	753,113	14%		(99,140)	194,805	N/A

Operating EBITDA	2,680,630	2,838,745	(6%)	(3%)	630,463	644,034	(2%)	(1%)
Earnings (loss) of continued operations per ADS	0.36	0.53	(32%)		(0.12)	0.16	N/A
Earnings (loss) of discontinued operations per ADS	0.22	(0.03)	N/A		0.05	(0.03)	N/A

	As of December 31
	2022	2021	% var
STATEMENT OF FINANCIAL POSITION
Total assets	26,447,451	26,650,370	(1%)
Cash and cash equivalents	494,920	612,820	(19%)
Trade receivables less allowance for doubtful accounts	1,644,491	1,520,974	8%
Other accounts receivable	535,065	557,814	(4%)
Inventories, net	1,668,658	1,260,673	32%
Assets held for sale	68,926	140,639	(51%)
Other current assets	113,664	132,331	(14%)
Current assets	4,525,723	4,225,251	7%
Property, machinery and equipment, net	11,284,126	11,322,109	(0%)
Other assets	10,637,602	11,103,010	(4%)

Total liabilities	15,538,582	16,379,252	(5%)
Current liabilities	5,546,947	5,380,321	3%
Long-term liabilities	6,919,512	7,305,779	(5%)
Other liabilities	3,072,124	3,693,152	(17%)

Total stockholder’s equity	10,908,869	10,271,118	6%
Common stock and additional paid-in capital	7,810,104	7,810,104	0%
Other equity reserves and subordinated notes	(1,554,689)	(1,370,266)	(13%)
Retained earnings	4,245,780	3,387,423	25%
Non-controlling interest and perpetual instruments	407,674	443,856	(8%)

2022 Fourth Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter
				like-to-like				like-to-like
	2022	2021	% var	% var	2022	2021	% var	% var
NET SALES
Mexico	3,842,407	3,465,715	11%	9%	1,016,496	840,549	21%	13%
U.S.A.	5,037,534	4,355,485	16%	16%	1,221,007	1,094,077	12%	12%
Europe, Middle East, Asia and Africa	4,929,607	4,825,402	2%	14%	1,198,768	1,197,201	0%	14%
Europe	3,389,313	3,349,146	1%	14%	819,660	813,196	1%	13%
Philippines	378,667	424,055	(11%)	(2%)	83,911	90,561	(7%)	4%
Middle East and Africa	1,161,627	1,052,202	10%	20%	295,197	293,444	1%	19%
South, Central America and the Caribbean	1,604,708	1,567,470	2%	6%	377,276	391,408	(4%)	2%
Others and intercompany eliminations	162,562	164,548	(1%)	0%	54,971	49,428	11%	10%

TOTAL	15,576,819	14,378,620	8%	12%	3,868,517	3,572,662	8%	12%

GROSS PROFIT
Mexico	1,772,121	1,702,899	4%	2%	463,346	369,716	25%	18%
U.S.A.	1,284,903	1,100,638	17%	17%	355,822	272,398	31%	31%
Europe, Middle East, Asia and Africa	1,205,406	1,224,512	(2%)	10%	277,049	298,417	(7%)	6%
Europe	864,581	880,758	(2%)	11%	210,505	217,357	(3%)	9%
Philippines	125,353	161,461	(22%)	(15%)	17,508	27,737	(37%)	(29%)
Middle East and Africa	215,473	182,293	18%	30%	49,036	53,322	(8%)	12%
South, Central America and the Caribbean	553,761	579,974	(5%)	(2%)	126,949	141,879	(11%)	(6%)
Others and intercompany eliminations	5,719	27,693	(79%)	(79%)	(15,220)	(2,190)	(595%)	(595%)

TOTAL	4,821,911	4,635,717	4%	7%	1,207,945	1,080,220	12%	13%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	960,589	1,002,291	(4%)	(6%)	224,840	200,048	12%	5%
U.S.A.	306,590	312,356	(2%)	(2%)	105,278	65,881	60%	60%
Europe, Middle East, Asia and Africa	343,777	332,154	3%	16%	62,106	71,087	(13%)	3%
Europe	206,989	211,841	(2%)	12%	46,167	51,654	(11%)	3%
Philippines	47,261	73,856	(36%)	(33%)	(1,259)	9,164	N/A	N/A
Middle East and Africa	89,527	46,457	93%	115%	17,198	10,270	67%	113%
South, Central America and the Caribbean	304,321	340,307	(11%)	(10%)	67,567	79,305	(15%)	(13%)
Others and intercompany eliminations	(354,742)	(268,652)	(32%)	(32%)	(98,890)	(54,905)	(80%)	(80%)

TOTAL	1,560,535	1,718,456	(9%)	(8%)	360,901	361,416	(0%)	(1%)

2022 Fourth Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of Net Sales.

	January - December				Fourth Quarter
				like-to-like				like-to-like
	2022	2021	% var	% var	2022	2021	% var	% var
OPERATING EBITDA
Mexico	1,132,631	1,163,444	(3%)	(5%)	271,022	243,252	11%	4%
U.S.A.	761,585	761,986	(0%)	(0%)	201,808	174,253	16%	16%
Europe, Middle East, Asia and Africa	669,687	675,654	(1%)	11%	145,817	164,806	(12%)	2%
Europe	424,674	446,025	(5%)	8%	103,930	107,515	(3%)	9%
Philippines	84,280	113,644	(26%)	(21%)	7,890	18,116	(56%)	(55%)
Middle East and Africa	160,733	115,985	39%	53%	33,997	39,175	(13%)	7%
South, Central America and the Caribbean	382,329	420,870	(9%)	(8%)	84,461	99,328	(15%)	(13%)
Others and intercompany eliminations	(265,602)	(183,209)	(45%)	(45%)	(72,645)	(37,605)	(93%)	(86%)

TOTAL	2,680,630	2,838,745	(6%)	(3%)	630,463	644,034	(2%)	(1%)

OPERATING EBITDA MARGIN
Mexico	29.5%	33.6%			26.7%	28.9%
U.S.A.	15.1%	17.5%			16.5%	15.9%
Europe, Middle East, Asia and Africa	13.6%	14.0%			12.2%	13.8%
Europe	12.5%	13.3%			12.7%	13.2%
Philippines	22.3%	26.8%			9.4%	20.0%
Middle East and Africa	13.8%	11.0%			11.5%	13.3%
South, Central America and the Caribbean	23.8%	26.9%			22.4%	25.4%

TOTAL	17.2%	19.7%			16.3%	18.0%

2022 Fourth Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter
	2022	2021	% var	2022	2021	% var
Consolidated cement volume (1)	63,376	66,970	(5%)	15,569	16,500	(6%)
Consolidated ready-mix volume	50,141	49,239	2%	12,107	12,542	(3%)
Consolidated aggregates volume (2)	139,210	136,995	2%	33,654	34,769	(3%)

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2022 vs.
	2022 vs. 2021	2022 vs. 2021	Third Quarter 2022
DOMESTIC GRAY CEMENT VOLUME
Mexico	(8%)	(5%)	7%
U.S.A.	1%	(7%)	(11%)
Europe, Middle East, Asia and Africa	(1%)	(2%)	(9%)
Europe	0%	(8%)	(16%)
Philippines	(10%)	(5%)	(6%)
Middle East and Africa	9%	24%	9%
South, Central America and the Caribbean	(7%)	(10%)	(0%)
READY-MIX VOLUME
Mexico	10%	9%	2%
U.S.A.	0%	(7%)	(10%)
Europe, Middle East, Asia and Africa	(1%)	(6%)	(5%)
Europe	(3%)	(11%)	(9%)
Philippines	N/A	N/A	N/A
Middle East and Africa	3%	0%	3%
South, Central America and the Caribbean	11%	5%	(4%)
AGGREGATES VOLUME
Mexico	4%	4%	5%
U.S.A.	3%	(6%)	(12%)
Europe, Middle East, Asia and Africa	(0%)	(5%)	(8%)
Europe	(1%)	(4%)	(11%)
Philippines	N/A	N/A	N/A
Middle East and Africa	3%	(6%)	1%
South, Central America and the Caribbean	5%	2%	(0%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in UK.

2022 Fourth Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - December	Fourth Quarter	Fourth Quarter 2022 vs.
	2022 vs. 2021	2022 vs. 2021	Third Quarter 2022
DOMESTIC GRAY CEMENT PRICE
Mexico	19%	26%	5%
U.S.A.	16%	21%	3%
Europe, Middle East, Asia and Africa (*)	9%	9%	1%
Europe (*)	12%	20%	7%
Philippines	(1%)	(3%)	(2%)
Middle East and Africa (*)	17%	(5%)	(10%)
South, Central America and the Caribbean (*)	8%	6%	(4%)
READY-MIX PRICE
Mexico	18%	25%	7%
U.S.A.	15%	22%	4%
Europe, Middle East, Asia and Africa (*)	3%	4%	2%
Europe (*)	2%	8%	6%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	6%	(1%)	(4%)
South, Central America and the Caribbean (*)	(6%)	(8%)	(5%)
AGGREGATES PRICE
Mexico	22%	26%	4%
U.S.A.	16%	25%	8%
Europe, Middle East, Asia and Africa (*)	(1%)	0%	0%
Europe (*)	(2%)	1%	2%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	4%	(1%)	(7%)
South, Central America and the Caribbean (*)	(0%)	1%	(5%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Fourth Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - December 2022 vs. 2021	Fourth Quarter 2022 vs. 2021	Fourth Quarter 2022 vs. Third Quarter 2022
DOMESTIC GRAY CEMENT PRICE
Mexico	16%	19%	1%
U.S.A.	16%	21%	3%
Europe, Middle East, Asia and Africa (*)	23%	27%	2%
Europe (*)	26%	35%	5%
Philippines	9%	9%	(1%)
Middle East and Africa (*)	42%	39%	11%
South, Central America and the Caribbean (*)	12%	12%	(0%)
READY-MIX PRICE
Mexico	15%	18%	3%
U.S.A.	15%	22%	4%
Europe, Middle East, Asia and Africa (*)	13%	16%	1%
Europe (*)	15%	20%	4%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	12%	11%	(2%)
South, Central America and the Caribbean (*)	2%	6%	1%
AGGREGATES PRICE
Mexico	19%	18%	0%
U.S.A.	16%	25%	8%
Europe, Middle East, Asia and Africa (*)	10%	13%	(1%)
Europe (*)	10%	13%	0%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	8%	10%	(5%)
South, Central America and the Caribbean (*)	9%	17%	1%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Fourth Quarter Results	Page 12

Other information

Operating Expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - December		Fourth Quarter
In thousands of US dollars	2022	2021	2022	2021
Administrative expenses	934,252	820,832	239,023	208,767
Selling expenses	311,545	273,722	88,478	72,414
Distribution and logistics expenses	1,824,315	1,636,802	469,737	396,927
Operating expenses before depreciation	3,070,111	2,731,356	797,238	678,108
Depreciation in operating expenses	191,265	185,904	49,806	40,696
Operating expenses	3,261,376	2,917,261	847,045	718,803
As % of Net Sales
Administrative expenses	6.0%	5.7%	6.2%	5.8%
SG&A expenses	8.0%	7.6%	8.5%	7.9%

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,487,786,971

End-of-quarter outstanding CPO-equivalents	14,487,786,971

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of December 31, 2022, were 20,541,277.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Fourth Quarter				Third Quarter
	2022		2021		2022
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,337	(30)	1,761	9	1,862	38
Interest rate swaps (2)	1,018	53	1,005	(18)	1,010	59
Fuel derivatives	136	9	145	30	164	21

	2,491	32	2,911	21	3,037	118

(1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of December 31, 2022, the derivatives related to net investment hedge represents a notional amount of US$837 million.

(2)	Interest-rate swap derivatives related to bank loans.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as financial assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only upon disposal of the net investment. As of December 31, 2022, in connection with its derivatives portfolio’s fair market value recognition, CEMEX recognized a positive change in mark to market as compared to 3Q22 which increased its net financial assets to US$32 million.

2022 Fourth Quarter Results	Page 13

Other information

Discontinued operations

On October 25, 2022, CEMEX successfully concluded a partnership with Advent International (“Advent”). As part of the partnership, Advent acquired a 65% stake in Neoris for US$119 million from CEMEX. While surrendering control to Advent, CEMEX retained a 35% stake and remained as a key strategic partner and customer of Neoris. CEMEX’s retained 35% stake in Neoris was remeasured at fair value at the date of loss of control, and was subsequently accounted for under the equity method. Neoris’ results for the period from January 1 to October 25, 2022 and for the year ended December 31, 2021 are reported in CEMEX’s income statements, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of US$239 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

On August 31, 2022, with affiliates of Cementos Progreso Holdings, S.L., CEMEX concluded the sale of its operations in Costa Rica and El Salvador, agreed on December 29, 2021, for a total consideration related to the aggregate majority ownership of US$326 million. The assets divested consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021, the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale”, as correspond. CEMEX’s operations of these assets from January 1 to August 31, 2022, and for the year ended December 31, 2021, are reported in CEMEX’s income statements, net of income tax, in the single line item “Discontinued operations.”

On July 9, 2021, CEMEX concluded the sale of its white cement business to Çimsa Çimento Sanayi Ve Ticaret A.Ş. agreed in March 2019 for a price of approximately US$155 million. Assets sold included CEMEX’s Buñol cement plant in Spain and its white cement business outside Mexico and the United States. CEMEX’s operations of these assets from January 1 to July 9, 2021, are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

On March 31, 2021, CEMEX sold 24 concrete plants and one aggregates quarry in France to LafargeHolcim for approximately US$44 million. These assets were located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s Lyon operations, which the company retained. CEMEX’s income statement for the nine-month period ended June 30, 2021, include the results of these assets, net of income tax, for the three-month period ended March 31, 2021, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements for the years ended December 31, 2022 and 2021 of CEMEX’s discontinued operations, previously mentioned, in: a) NEORIS operations for the period from January 1 to October 25, 2022 and the year ended December 31, 2021; b) Costa Rica and El Salvador from January 1 to August 31, 2022 and for the year ended December 31, 2021; c) Spain related to the white cement business from January 1 to July 9, 2021; and d) the southeast of France for the three-month period ended March 31, 2021:

STATEMENT OF OPERATIONS	Jan-Dec		Fourth Quarter
(Millions of U.S. dollars)	2022	2021	2022	2021
Sales	256	354	17	82
Cost of sales, operating expenses, and other expenses, net	(233)	(346)	(13)	(75)
Interest expense, net, and others	—	5	(1)	5

Income (loss) before income tax	23	13	3	12

Income tax	(3)	(48)	2	(35)

Income (loss) from discontinued operations	20	(35)	5	(23)

Net gain (loss) on sale	304	(4)	66	(22)

Net result from discontinued operations	324	(39)	71	(45)

Relevant accounting effects included in the reported financial statements

During the fourth quarter of 2022, CEMEX recognized non-cash impairment charges in the statement of operations for an aggregate amount of US$442 million within the line-item other expenses, net, of which US$365 million refer to impairment of goodwill and US$77 million refer to impairment of property, machinery and equipment. The impairment losses of goodwill refer to CEMEX operating segments in the United States for US$273 million and Spain for US$92 million, which reduced the line item of goodwill in the statement of financial position. Moreover, the impairment losses of property, machinery and equipment relate mainly also to CEMEX’s businesses in the United States and Spain.

The impairment losses of goodwill are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the CEMEX’s projected cash flows in these operating segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both of CEMEX’s businesses in the United States and Spain. These non-cash impairment losses did not impact CEMEX’s liquidity, Operating EBITDA and cash taxes payable. Nevertheless, it decreased CEMEX’s total assets and equity and generated net losses in the fourth quarter.

2022 Fourth Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa.

Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter
	2022	2021	2022	2021	2022	2021
	Average	Average	Average	Average	End of period	End of period
Mexican peso	20.03	20.43	19.53	20.83	19.50	20.50
Euro	0.9522	0.8467	0.9686	0.8735	0.9344	0.8789
British pound	0.8139	0.7262	0.8415	0.7386	0.8266	0.7395

Amounts provided in units of local currency per U.S. dollar.

2022 Fourth Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CEMEX’s most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement (“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results,

2022 Fourth Quarter Results	Page 16

Disclaimer

performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2022 Fourth Quarter Results	Page 17